January 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Tim Buchmiller

Re:	Adaptive Biotechnologies Corporation

Registration Statement on Form S-1

File No. 333-235989

Acceleration Request

Requested Date:         January 23, 2020

Requested Time:        4:30 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Adaptive Biotechnologies Corporation hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Time, on January 23, 2020, or as soon thereafter as practicable.

Please confirm once the Registration Statement has been declared effective by calling Andrew Ledbetter of DLA Piper LLP (US) at (206) 839-4845. Please also contact him should you have any questions.

Very truly yours,

Adaptive Biotechnologies Corporation

/s/ Chad Robins
Chad Robins
Chief Executive Officer

cc:	Chad Cohen, Chief Financial Officer

Stacy Taylor, General Counsel

Adaptive Biotechnologies Corporation

Andrew Ledbetter, Esq.

Tyler Hollenbeck, Esq.

DLA Piper LLP (US)

James Evans, Esq.

Amanda Rose, Esq.

Jennifer Hitchcock, Esq.

Fenwick & West LLP